Exhibit 99.12

This Exhibit contains excerpts from minutes of a meeting of the board of directors of the New York Stock Exchange, Inc. The disclosure of these excerpts shall not constitute a waiver of any attorney-client privilege.

NEW YORK STOCK EXCHANGE, INC.

BOARD OF DIRECTORS – MINUTES

April 15, 2005

The Board of Directors met today at 2:00 p.m., Chairman Marshall N. Carter presiding. Present in person were Directors Allison, McDonald, Thain and von der Heyden. Directors Allison, Brown, Jackson, Rivlin, Shapiro, Weatherstone and Woolard were present via conference call. (11) Richard G. Ketchum, Chief Regulatory Officer, Richard P. Bernard, Executive Vice President and General Counsel, Mary Yeager, Acting Corporate Secretary, and David Karp, partner, Wachtell, Lipton, Rosen & Katz, were present in person and Walter Dellinger and Spencer D. Klein, partners, O’Melveny & Myers LLP, were present via conference call.

Chairman Carter informed the Board that the meeting had been convened to provide background, and respond to questions raised by the Board at its April 7 meeting with respect to possible transaction between the Exchange and Archipelago Holdings, Inc. He indicated that no decisions to approve the transaction would be made at this meeting. Richard P. Bernard, Executive Vice President and General Counsel, introduced Walter Dellinger, partner, O’Melveny & Myers LLP, and professor at Duke University School of Law, who had been called upon to advise the Board at this meeting. He informed the Board that Mr. Dellinger would provide an overview of the role and responsibilities of the Board and its independent counsel. Mr. Bernard briefly reviewed Mr. Dellinger’s background and qualifications to act as the Board’s independent counsel on these matters.

Mr. Dellinger introduced two O’Melveny & Myers partners he had called on to assist him, Spencer D. Klein and Michael Masin.

[Attorney Client Privilege]

The Board discussed its obligations under New York Law with respect to the Exchange and its status as a self-regulatory organization (“SRO”). The Directors also discussed the evaluation of and decision-making process for the potential merger.

The Board identified as key issues that would need to be addressed in any potential merger the combination of two organizations with different cultures and the restructuring of the Exchange and its subsidiaries as a result of the merger, and the conversion from a privately-held, not-for-profit company to a publicly-traded, for-profit company.

Mr. Bernard reviewed a proposed corporate structure for a post-merger entity and referred to an organizational chart that was before the Board. He noted that the chart set forth a

April 15, 2005

possible corporate structure for the post-merger entity, but that the Board would decide the ultimate structure of the entity.

Mr. Bernard introduced David C. Karp, partner at Wachtell, Lipton, Rosen & Katz. Messrs. Bernard and Karp reported that negotiations with Archipelago’s outside counsel had been ongoing, with the most recent meeting occurring earlier that day.

Mr. Thain discussed various aspects of the negotiations, among them, the principal economic terms and an agreement from each of Archipelago’s two largest shareholders, General Atlantic Partners and Goldman Sachs, that each would support the potential merger and subject its shares to a lock up for a designated period after the closing. Mr. Karp described the terms of these agreements in greater detail.

The Board discussed the process and method of valuation for the potential merger. It also considered potential effects on the 1366 NYSE seat holders and the treatment of trading rights in a potential transaction.

Mr. Bernard continued his review of the proposed corporate structure, noting the addition of the Pacific Stock Exchange, which has agreed to be acquired by Archipelago. Messrs. Ketchum and Bernard explained that NYSE Regulation would be attenuated from the proposed for-profit holding company, NYSE Group, containing the NYSE Marketplace. Directors discussed the efficacy and independence of such a structure and potential reactions from the Securities and Exchange Commission (“SEC”) and other government agencies to the potential merger and the role of NYSE Regulation. The Board discussed the structure for the new entities’ boards and discussed the possibility of adding unaffiliated independent directors to the NYSE Regulation board.

The Board agreed that regulatory oversight from professionals close to the marketplace added significant value to the Exchange and the regulatory process. Mr. Thain noted that there would be extensive discussions with the SEC regarding the regulatory structure of the new company.

Chairman Carter advised that Mr. Thain would become chief executive officer of the combined company. Mr. Thain stated that it was his intention to operate the Archipelago market separately from the NYSE securities market. He noted the two markets had different strengths and that the different technologies could not presently be integrated. He indicated that he would report on technology issues at a future meeting of the Board.Mr. Thain briefly discussed the management challenges he foresaw and expressed his intentions to move several products currently traded at the Exchange to the Archipelago platform, which is better suited to handle products with certain trading characteristics, among them, exchange-traded funds (“ETFs”) and fixed income products.

Margaret DeB. Tutwiler, Executive Vice President – Communications & Government Relations, Catherine R. Kinney and Robert G. Britz, Presidents and Co-Chief Operating Officers, and Amy S. Butte, Executive Vice President and Chief Financial Officer, entered and met with the Board.

April 15, 2005

Ms. Tutwiler described the development of a clear message to explain the benefits of the potential merger to the Exchange’s various constituencies and reviewed details of a proposed process to do so, that included a joint press conference, a “town hall” meeting of the NYSE Membership, telephone calls to government contacts, communications to the NYSE Board of Executives and Advisory Boards, and emails and meetings for employees of both companies. The Board identified other constituents that might warrant attention.

Ms. Tutwiler, Ms. Kinney, Messrs. Britz, Dellinger & Klein and Director Jackson retired. (10)

Mr. Thain suggested that there be another Board meeting on April 18, 2005 to further brief the Board on financial matters and that Lazard would present the preliminary results of its valuation analysis.

Mr. Carter presented the question of whether the Board should retain Mr. Dellinger’s firm, O’Melveny & Myers, to serve as its independent counsel as it considered the potential merger. On motion duly made, seconded and carried, the Board approved the engagement of Mr. Dellinger and his colleagues as independent counsel to the Board in this matter.

Mr. Carter informed the Board that Lazard Frères & Co. LLC had been engaged in the role of investment bank to review the transaction, establish its valuation and present an opinion regarding the fairness of the transaction. (See minutes of the April 7, 2005 Board meeting.) He noted that representatives from Lazard would be present for a working lunch before the April 18 meeting and would consult with any Board members who would like to learn about the process of arriving at a fairness opinion. In response to a query, Mr. Thain noted that, although Goldman Sachs had assisted the Exchange in identifying this strategic opportunity, it would have no involvement in the valuation process.

Mr. Carter advised the Board that, at the April 18 meeting, the Exchange’s independent auditors, PricewaterhouseCoopers LLC (“PwC”), would be present and report to the Board on its findings with respect to the financial statements and information presented by Archipelago. He noted that PwC had reviewed Archipelago’s financial statements and verified certain data used by Lazard in valuing the transaction.

On motion,

adjourned. (4:00 p.m.)

/S/ MARY YEAGER
Mary Yeager
Acting Corporate Secretary